Exhibit 99.5

ARRIS RESOURCES INC.
1250 West Hastings Street, Vancouver, BC V6E 2V4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301 info@arrisresources.com	FSE: IGN3
OTCBB: ARRR.F

For Immediate Release

ARRIS RESOURCES ANNOUNCES FINAL COURT APPROVAL

OF PLAN OF ARRANGEMENT AND SHARE DISTRIBUTION RECORD DATE

VANCOUVER, British Columbia, Canada /June 23, 2009/ -- Arris Resources Inc. (the "Company" or "Arris Resources") announced that the Supreme Court of British Columbia has provided final approval for the Company's previously announced plan of arrangement (the "Arrangement")  by order dated June 22, 2009.

Under the Arrangement, Arris Resources will transfer to InCana Investments Inc. ("InCana"), a wholly-owned subsidiary of the Company, $100,000 and all of the Company's interest in and to the single family residential zoned property (the "Property") located in Surrey, British Columbia, approximately thirty-five kilometers from Vancouver, British Columbia, in exchange for 15,043,372 common shares of InCana (the "InCana Common Shares"), which will be distributed to Arris Resources' shareholders as at the close of business on July 6, 2009, being the Share Distribution Record Date.  Upon closing of the Arrangement, each Arris Resources' shareholder, as of the Share Distribution Record Date, will receive one new common share ("New Share") in the capital of the Company and its pro-rata share of the InCana Common Shares to be distributed under the Arrangement for each currently held Arris Resources share.

The Arris Resources Shares are currently listed and traded on the Canadian National Stock Exchange (the "Exchange") and the New Shares will be listed on the Exchange following completion of the Arrangement.  The closing of the Arrangement is conditional on the Exchange approving the listing of the InCana Common Shares on the Exchange.

Following completion of the Arrangement, Arris Resources will continue to carry on its primary business activities.  The Company's common shares will continue to be listed on the Exchange.  Each Arris Resources Shareholder will continue to be a shareholder of the Company with each currently held Arris Resources Share representing one New Share in the capital of the Company, and each Arris Resources shareholder on the Share Distribution Record Date will receive its pro-rata share of the 15,043,372 InCana Common Shares to be distributed to such Arris Resources shareholders under the Arrangement.  The effective date of the Arrangement will be announced by Arris Resources in a subsequent communication.

Following completion of the Arrangement, InCana will be a public company, the shareholders of which will be the holders of Arris Resoruces Shares on the Share Distribution Record Date.  InCana will have all of Arris Resources' interest in the Property and will have $100,000 in cash.

Arris Resources obtained shareholder approval for the Arrangement at the annual general and special meeting of the Company held on June 19, 2009.  The Arrangement remains subject to approval of the Exchange.

This press release should be read together with, and is qualified in its entirety by, the more detailed information contained in the management information circular of the Company dated May 19, 2009, available on SEDAR at www.sedar.com.

For additional information, please contact:

Lucky Janda
(604) 687-0879

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of Arris Resources with respect to the performance, business and future events of the Company and InCana.  All statements, other than statements of historical fact included in this news release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, the timing and future plans, actions, objectives and achievements of Arris Resources, statements regarding the completion of the Arrangement and Arris Resources' and InCana's business operations following completion of the Arrangement, the ability of InCana to finance and develop the Property and to identify and acquire additional real estate properties in high–growth locations and the ability of InCana's management to develop strategies for the Property to move the Property forward are forward-looking statements.  All forward-looking statements involve various risks and uncertainties.  There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements.  Important factors that could cause actual results to differ materially from Arris Resources' expectations include, without limitation, fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs; production estimates and estimated economic return; uncertainties involved in disputes and litigation; the need to obtain additional financial to develop properties and uncertainty as to the availability and terms of future financings; actions by government authorities, including changes in government regulation; the potential need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of Arris Resources' properties; the possibility of adverse developments in financial markets generally; future decisions by management in response to changing conditions; the possibility of delay in permitting, exploration, development or construction programs; uncertainties as to permit and approval requirements and meeting project milestones; the ability to execute prospective business plans; natural phenomena; risks related to our limited operating history and history of no earnings; competition from other real estate investment or development companies; changes to government regulations; dependence on key personnel; general economic conditions; local real estate conditions, including the development of properties in close proximity to the Property or other properties we may acquire; timely sale of newly-developed units or properties; the uncertainties of real estate development and acquisition activity, including the receipt of all necessary permits and approvals we may require for the construction and development of the Property or other properties we may acquire; interest rates; availability of equity and debt financing; increased development and construction costs, including costs of labor, equipment, electricity and environmental compliance or other production inputs and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Arris Resources does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.